UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ICAGEN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Michael N. Taglich, Chairman

Taglich Brothers, Inc.

275 Madison Avenue

 New York, New York 10016

(212) 661-6886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael N. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 742,561
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 154,161
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 742,561
WITH	10	SHARED DISPOSITIVE POWER 154,161

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 983844101	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D, dated February 11, 2015 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated April 12, 2017 (“Amendment No. 1”), filed by the reporting person, Michael N. Taglich. Capitalized terms used in this Amendment No. 2 but not defined herein shall have the respective meanings ascribed to them in the Original 13D or Amendment No. 1, as the case may be.

The principal executive offices of the Issuer are located at 4222 Emperor Blvd, Suite 350, Research Triangle Park, Durham, North Carolina 27703.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a), (f)	This Amendment No. 2 to Schedule 13D is being made by Michael N. Taglich, a member of the Board of Directors of the Issuer.

(b)	The principal business address for Mr. Taglich is 275 Madison Avenue, New York, New York 10016.

(c)	Mr. Taglich is the co-founder, President and Chairman of Taglich Brothers, Inc. (“Taglich Brothers”), an investment banking firm he co-founded in 1991, and his principal business is investment banking.
(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Mr. Taglich used personal funds to acquire the securities described in Item 4 below.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 29, 2017, Mr. Taglich purchased from a third-party: (a) 21,429 shares of Common Stock, and (b) a warrant to acquire 5,358 shares of the Common Stock at an exercise price of $3.50 per share. The warrants, which are the same as the Investor Warrants described in the Original 13D, expire on December 31, 2019 and each warrant is immediately exercisable for one share of Common Stock (subject to adjustment in the event of stock splits and other similar transactions). The Issuer received no proceeds from this purchase and sale.

The foregoing description of the warrants is qualified in its entirety by reference to the full text of the form of such warrant, which is included as Exhibit 7 to the Original 13D and is incorporated by reference herein.

CUSIP No. 983844101	13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of the date hereof and is based on 6,393,107 shares of Common Stock outstanding as of November 10, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017, which was filed with the SEC on November 14, 2017.

Mr. Taglich is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of 742,561 shares, which consists of: (a) 62,727 shares of Common Stock and warrants to purchase 5,358 shares of Common Stock held directly; (b) 285,714 shares of Common Stock and warrants to purchase 71,429 shares of Common Stock held in Mr. Taglich’s Keogh account; (c) options to purchase 20,463 shares of Common Stock, which options are vested as of December 29, 2017 or will vest within 60 days thereof; (d) warrants acquired by Mr. Taglich to purchase 169,050 shares of Common Stock in connection with private placements and placement agent’s fees; (e) April 2017 Investor Warrants exercisable to purchase 75,000 shares of Common Stock and April 2017 Placement Agent Warrants exercisable to purchase 7,500 shares of Common Stock; and (f) June 2016 Investor Warrants exercisable for 37,500 shares of Common Stock and 7,820 June 2016 Placement Agent Warrants.

In addition, Mr. Taglich is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of 154,161 shares, which consists of the following:

(a) (i) 16,933 shares of Common Stock; and (ii) warrants to purchase 10,000 shares of Common Stock, which are held jointly by Mr. Taglich and Claudia Taglich as joint tenants with right of survivorship;

(b) (i) 65,084 shares of Common Stock; and (ii) warrants to purchase 33,572 shares of Common Stock, which are held by the TAG/Kent Partnership; and

(c) (i) an aggregate of 22,856 shares of Common Stock; and (ii) warrants to purchase an aggregate of 5,716 shares of Common Stock held in four (4) separate custodial accounts for the benefit of Mr. Taglich’s children.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Taglich (on the basis of 6,393,107 shares of Common Stock outstanding as of November 10, 2017) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	896,722	13.1%

(b)	Number of shares of Common Stock as to which Mr. Taglich has:

(i) Sole power to vote or to direct the vote:	742,561

(ii) Shared power to vote or to direct the vote:	154,161

(iii) Sole power to dispose or to direct the disposition of:	742,561

(iv) Shared power to dispose or to direct the disposition of:	154,161

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

CUSIP No. 983844101	13D	Page 5 of 6 Pages

(d)	The beneficiaries of the custodial accounts for the benefit of Mr. Taglich’s children have the right to receive any dividends from, or the proceeds from any sale of, the securities owned of record by such custodial accounts. Mr. Taglich’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by her.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 983844101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2018

/s/ Michael N. Taglich
Michael N. Taglich

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
12/29/2017	Acquired 21,429 shares of Common Stock	$0.37
12/29/2017	Acquired Warrants to purchase 5,358 shares of Common Stock	$0.02